Exhibit 12.01

FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Six months Ended June 30, 2008		Years Ended December 31,
			2007	2006		2005		2004	2003
Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees	$(9,650)		$(639,336)	$(87,952)		$(144,289)		$399,536	$225,165

Distributed income of equity investees	3,357		2,701	5,097		32,334		2,141	553

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	45,508		477,437	611,800		546,313		164,156	68,995
Rentals: Equipment and office rent expense—33.33%	2,742		7,178	7,301		6,057		2,798	1,719

Total fixed charges	$48,250		$484,615	$619,101		$552,370		$166,954	$70,714

Pre-tax income (loss) from continuing operations before adjustments for income or loss from equity investees plus fixed charges and distributed income of equity investees	$41,957		$(152,020)	$536,246		$440,415		$568,631	$296,432

Ratio of earnings to fixed charges		(A)	(A)		(A)		(A)	3.4	4.2

(A)	Due to the Company’s losses for the six months ended June 30, 2008 and the years ended December 31, 2007, 2006 and 2005, the ratio coverage for these periods was less than 1:1. The Company would have had to generate additional earnings $6,293, $636,635, $82,855 and $111,955, respectively, to achieve coverage of 1:1 in these periods.